Exhibit No. 99
WORTHINGTON ARMSTRONG VENTURE
Consolidated Financial Statements
December 31, 2008 and 2007
(With Independent Auditors’ Report Thereon)

WORTHINGTON ARMSTRONG VENTURE

Independent Auditors’ Report
The Board of Directors
Worthington Armstrong Venture:
We have audited the accompanying consolidated balance sheets of Worthington Armstrong Venture and subsidiaries (a general partnership) (the Company) as of December 31, 2008 and 2007, and the related consolidated statements of income, partners’ equity (deficit) and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2008. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Worthington Armstrong Venture and subsidiaries as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP
Harrisburg, Pennsylvania
February 20, 2009

WORTHINGTON ARMSTRONG VENTURE
Consolidated Balance Sheets
December 31, 2008 and 2007
(In thousands)

	2008	2007

Assets
Current assets:
Cash and cash equivalents	$50,284	47,304
Accounts receivable, net	33,946	45,876
Inventory, net	46,636	36,283
Other current assets	1,595	1,511

Total current assets	132,461	130,974

Property, plant, and equipment, net	30,081	28,192
Goodwill	2,230	2,278
Other assets	461	500

Total assets	$165,233	161,944

Liabilities and Partners’ Equity (Deficit)

Current liabilities:
Accounts payable	$12,745	17,774
Accrued expenses	6,837	10,419
Taxes payable	2,024	741

Total current liabilities	21,606	28,934

Long-term liabilities:
Deferred income taxes	583	673
Long-term debt	150,000	100,000
Other long-term liabilities	6,204	3,467

Total long-term liabilities	156,787	104,140

Total liabilities	178,393	133,074

Partners’ equity (deficit):
Contributed capital	—	22,438
Retained earnings	—	—
Distributions in excess of earnings and contributions	(13,117)	—
Accumulated other comprehensive income (loss)	(43)	6,432

Total partners’ equity (deficit)	(13,160)	28,870

Total liabilities and partners’ equity (deficit)	$165,233	161,944

See accompanying notes to consolidated financial statements.

WORTHINGTON ARMSTRONG VENTURE
Consolidated Statements of Income
Years ended December 31, 2008, 2007, and 2006
(In thousands)

	2008	2007	2006

Net sales	$421,836	379,988	348,811
Cost of sales	(261,664)	(245,061)	(224,735)

Gross margin	160,172	134,927	124,076

Selling, general, and administrative expenses	(27,349)	(22,310)	(19,038)

	132,823	112,617	105,038

Other income	108	114	100
Interest income	1,501	2,162	3,679
Interest expense	(3,965)	(4,400)	(177)

Income before income tax expense	130,467	110,493	108,640

Income tax expense	(5,022)	(3,450)	(3,754)

Net income	$125,445	107,043	104,886

See accompanying notes to consolidated financial statements.

WORTHINGTON ARMSTRONG VENTURE
Consolidated Statements of Partners’ Equity (Deficit) and Comprehensive Income
Years ended December 31, 2008, 2007, and 2006
(In thousands)

	Contributed capital
		The		Distributions	Accumulated
	Armstrong	Worthington		in excess of	other	Total
	Ventures,	Steel	Retained	earnings and	comprehensive	partners’	Comprehensive
	Inc.	Company	earnings	contributions	income (loss)	equity (deficit)	income

Balance, January 1, 2006	$12,925	9,713	108,871	—	(557)	130,952	$74,510

Net income	—	—	104,886	—	—	104,886	$104,886

Distributions	—	—	(86,000)	—	—	(86,000)	—

Reduction in minimum pension liability	—	—	—	—	40	40	40

Foreign currency translation adjustments	—	—	—	—	3,072	3,072	3,072

Balance, December 31, 2006	12,925	9,713	127,757	—	2,555	152,950	$107,998

Net income	—	—	107,043	—	—	107,043	$107,043

Distributions	(100)	(100)	(234,800)	—	—	(235,000)	—

Change in funded status of pension plan	—	—	—	—	252	252	252

Foreign currency translation adjustments	—	—	—	—	3,625	3,625	3,625

Balance, December 31, 2007	12,825	9,613	—	—	6,432	28,870	$110,920

Net income	—	—	125,445	—	—	125,445	$125,445

Distributions	(12,825)	(9,613)	(125,445)	(13,117)	—	(161,000)	—

Change in funded status of pension plan	—	—	—	—	(2,217)	(2,217)	(2,217)

Foreign currency translation adjustments	—	—	—	—	(4,258)	(4,258)	(4,258)

Balance, December 31, 2008	$—	—	—	(13,117)	(43)	(13,160)	$118,970

See accompanying notes to consolidated financial statements.

WORTHINGTON ARMSTRONG VENTURE
Consolidated Statements of Cash Flows
Years ended December 31, 2008, 2007, and 2006
(In thousands)

	2008	2007	2006

Cash flows from operating activities:
Net income	$125,445	107,043	104,886
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	3,648	3,276	4,367
Deferred income taxes	69	53	11
Change in accounts receivable	11,714	974	(7,768)
Change in inventory	(11,385)	3,632	(8,660)
Change in accounts payable and accrued expenses	(7,491)	(400)	7,258
Other	(1,367)	(547)	803

Net cash provided by operating activities	120,633	114,031	100,897

Cash flows from investing activities:
Purchases of property, plant, and equipment	(6,272)	(5,051)	(2,556)
Sale of property, plant, and equipment	75	—	13

Net cash used in investing activities	(6,197)	(5,051)	(2,543)

Cash flows from financing activities:
Issuance of long-term debt	50,000	100,000	—
Distributions paid	(161,000)	(235,000)	(86,000)
Issuance costs related to debt	—	(232)	—

Net cash used in financing activities	(111,000)	(135,232)	(86,000)

Effect of exchange rate changes on cash and cash equivalents	(456)	1,531	981

Net increase (decrease) in cash and cash equivalents	2,980	(24,721)	13,335

Cash and cash equivalents at beginning of year	47,304	72,025	58,690

Cash and cash equivalents at end of year	$50,284	47,304	72,025

Supplemental disclosures:
Interest paid	$4,530	2,590	102
Income taxes paid	3,423	3,937	2,221
See accompanying notes to consolidated financial statements.

WORTHINGTON ARMSTRONG VENTURE
Notes to Consolidated Financial Statements
December 31, 2008 and 2007
(Dollar amounts in thousands)
(1)	Description of Business
Worthington Armstrong Venture (the Company) is a general partnership, formed in June 1992, between Armstrong Ventures, Inc. (Armstrong), a subsidiary of Armstrong World Industries, Inc., and The Worthington Steel Company (Worthington), a Delaware corporation (a subsidiary of Worthington Industries, Inc.). Its business is to manufacture and market suspension systems for commercial and residential ceiling markets throughout the world. The Company has manufacturing plants located in the United States, France, Spain, the United Kingdom, and the Peoples Republic of China.
(2)	Summary of Significant Accounting Policies
(a)	Use of Estimates

These consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America and include management estimates and judgments, where appropriate. Significant items subject to such estimates and assumptions include the carrying amount of property, plant, and equipment and goodwill; valuation allowances for receivables and inventories; and assets and obligations related to employee benefits. Actual results could differ from those estimates.

(b)	Consolidation Policy

The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany transactions have been eliminated.

(c)	Revenue Recognition

The Company recognizes revenue from the sale of products and the related accounts receivable when title transfers, generally on the date of shipment. At the time of shipment, a provision is made for estimated applicable discounts and losses that reduce revenue. Sales with independent U.S. distributors of products to major home center retailers are recorded when the products are shipped from the distributor’s locations to these retailers. Sales taxes collected from customers and remitted to governmental authorities are accounted for on a net basis and, therefore, are excluded from revenues in the consolidated statements of income.

(d)	Advertising Costs

The Company recognizes advertising expense as incurred. Advertising expense was $1,193, $970 and $849 for the years ended December 31, 2008, 2007, and 2006, respectively.

(e)	Research and Development Expenditures

The Company recognizes research and development expense as expenditures are incurred. Total research and development expense was $4,762, $3,734 and $2,805 for the years ended December 31, 2008, 2007, and 2006, respectively.

(Continued)

WORTHINGTON ARMSTRONG VENTURE
Notes to Consolidated Financial Statements
December 31, 2008 and 2007
(Dollar amounts in thousands)
(f)	Taxes

The Company is a general partnership in the United States and, accordingly, generally, U.S. federal and state income taxes are the responsibility of the two general partners. Deferred income tax assets and liabilities are recognized for foreign subsidiaries for taxes estimated to be payable in future years based upon differences between the financial reporting and tax bases of assets and liabilities. Deferred tax assets and liabilities are determined using enacted rates expected to apply to taxable income in the years the temporary differences are expected to be recovered or settled. The Company has deferred the application of Financial Accounting Standards Board (FASB) Interpretation No. 48, Accounting for Uncertainty in Income Taxes, in accordance with FASB Staff Position FIN 48-3, Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises. The Company’s current policy is to recognize the effect of income tax positions only if such positions are probable of being sustained.

(g)	Cash and Cash Equivalents

Short-term cash investments that have maturities of three months or less when purchased are considered to be cash equivalents.

(h)	Trade Accounts Receivable

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The Company maintains an allowance for doubtful accounts for estimated losses inherent in its accounts receivable portfolio. In establishing the required allowance, management considers historical losses, current receivables aging, and existing industry and national economic data. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company does not have any off-balance-sheet credit exposure related to its customers.

(i)	Inventories

Inventories are valued at the lower of cost or market. Cost is determined on the first-in, first-out method.

(j)	Long-Lived Assets

Property, plant, and equipment are stated at cost, with accumulated depreciation and amortization deducted to arrive at net book value. Depreciation charges are determined generally on the straight-line basis over the useful lives as follows: buildings, 30 years; machinery and equipment, 5 to 15 years; and leasehold improvements over the shorter of 10 years or the life of the lease. Impairment losses are recorded when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets’ carrying amount. If an impairment exists, the asset is reduced to fair value.

(Continued)

WORTHINGTON ARMSTRONG VENTURE
Notes to Consolidated Financial Statements
December 31, 2008 and 2007
(Dollar amounts in thousands)
(k)	Goodwill

Goodwill is tested for impairment at least annually. The impairment tests performed in 2008, 2007, and 2006 did not result in an impairment of the Company’s goodwill.

(l)	Foreign Currency Translation and Transactions

For subsidiaries with functional currencies other than the U.S. dollar, income statement items are translated into dollars at average exchange rates throughout the year and balance sheet items are translated at year-end exchange rates. Gains or losses on foreign currency transactions are recognized in other income, net in the accompanying consolidated statements of income. Gains and losses on foreign translation are recognized in accumulated other comprehensive income in the accompanying consolidated balance sheets.

(3)	Accounts Receivable

The Company sells its products to select, preapproved customers whose businesses are directly affected by changes in economic and market conditions. The Company considers these factors and the financial condition of each customer when establishing its allowance for losses from doubtful accounts. The allowance for doubtful accounts was $223 and $283 at December 31, 2008 and 2007, respectively.

(4)	Inventory

	2008	2007

Finished goods	$20,288	15,446
Goods in process	139	120
Raw materials	22,997	17,323
Supplies	3,212	3,394

Total inventories	$46,636	36,283

(5)	Property, Plant, and Equipment

	2008	2007

Land	$1,911	1,407
Buildings	13,536	13,716
Machinery and equipment	66,714	66,816
Computer software	733	713
Construction in process	5,706	4,167

	88,600	86,819

Accumulated depreciation and amortization	(58,519)	(58,627)

Total property, plant, and equipment, net	$30,081	28,192

(Continued)

WORTHINGTON ARMSTRONG VENTURE
Notes to Consolidated Financial Statements
December 31, 2008 and 2007
(Dollar amounts in thousands)
Depreciation and amortization expense were $3,648, $3,276 and $4,367 in 2008, 2007, and 2006, respectively.

(6)	Goodwill

Goodwill increased (decreased) by $(48), $237 and $189 during 2008, 2007, and 2006, respectively, due to foreign currency translation.

(7)	Fair Value of Financial Instruments

The Company does not hold or issue financial instruments for trading purposes. The carrying amounts of cash and cash equivalents, accounts receivable, and accounts payable approximate their fair value due to the short-term maturity of these instruments. The carrying value of debt approximates fair value as the debt carries a variable interest rate.

(8)	Debt

In September 2005, the Company paid off its $50 million Term Loan and established a $50 million revolving line of credit. In May 2007, the Company amended the line of credit facility to extend the credit agreement to May 2012 and to increase the line of credit to $150 million. The revolving line of credit is unsecured. At December 31, 2008 and 2007, there was $150 million and $100 million outstanding on this line of credit, respectively. The amount outstanding bears interest (ranging from 1.97%-3.97% and 5.26%-5.7% at December 31, 2008 and 2007, respectively).

The line of credit contains certain restrictive financial covenants, including, among others, interest coverage and leverage ratios, as well as restrictions on dividends. The Company was in compliance with its covenants as of December 31, 2008 and 2007.

(9)	Pension Benefit Programs

The Company contributes to the Worthington deferred profit sharing plan for eligible U.S. employees. Cost for this plan was $1,138, $901 and $836 for 2008, 2007, and 2006, respectively. The Company also contributes to government-related pension programs in a number of foreign countries. The cost for these plans amounted to $296, $209 and $184 for 2008, 2007, and 2006, respectively.

The Company also has a defined benefit pension plan for eligible hourly employees in its former manufacturing plant located in Malvern, Pennsylvania. This plan was curtailed in January 2004 due to the consolidation of the Company’s East coast operations, which eliminated the expected future years of service for participants in the plan.

(Continued)

WORTHINGTON ARMSTRONG VENTURE
Notes to Consolidated Financial Statements
December 31, 2008 and 2007
(Dollar amounts in thousands)
The following table sets forth the defined benefit pension plan’s benefit obligations, fair value of plan assets, and funded status at December 31, 2008 and 2007:

	2008	2007

Projected benefit obligation at beginning of year	$8,703	8,999
Interest cost	511	498
Actuarial (gain) loss	111	(59)
Benefits paid	(642)	(735)

Projected benefit obligation at end of year	$8,683	8,703

	2008	2007

Benefit obligation at December 31	$8,683	8,703
Fair value of plan assets as of December 31	5,321	7,636

Funded status at end of year	$(3,362)	(1,067)

Amounts recognized in the balance sheets consist of:
Other long-term liabilities	$(3,362)	(1,067)
Accumulated other comprehensive loss	4,373	2,156
Amounts recognized in accumulated other comprehensive loss represent unrecognized net actuarial losses.
The components of net periodic benefit cost (benefit) are as follows:

	2008	2007	2006

Interest cost	$511	498	479
Expected return on plan assets	(584)	(596)	(590)
Recognized net actuarial loss	209	203	241

Net periodic benefit cost	$136	105	130

The net loss for the defined benefit pension plan that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year is $230.
(Continued)

WORTHINGTON ARMSTRONG VENTURE
Notes to Consolidated Financial Statements
December 31, 2008 and 2007
(Dollar amounts in thousands)
Weighted average assumptions used to determine benefit obligations for the years ended and as of December 31, 2008 and 2007 are as follows:

	2008	2007

Weighted average assumptions for the year ended December 31:
Discount rate	5.85%	5.75%
Expected long-term rate of return on plan assets	8.00	8.00

Weighted average assumptions as of December 31:
Discount rate	6.10%	5.85%
Expected long-term rate of return on plan assets	8.00	8.00
In developing the 8% expected long-term rate of return assumption, the Company considered its historical returns and reviewed asset class return expectations and long-term inflation assumptions.
The primary investment objective of the defined benefit pension plan is to achieve long-term growth of capital in excess of 8% annually, exclusive of contributions or withdrawals. This objective is to be achieved through a balanced portfolio comprised of equities, fixed income and cash investments.
Each asset class utilized by the defined benefit pension plan has a targeted percentage. The following table shows the asset allocation target and the December 31, 2008 and 2007 position:

		Position at December 31
	Target weight	2008	2007

Equity securities	65%	64%	69%
Fixed income securities	35	31	29
Cash and equivalents	—	5	2
The Company made a $58 contribution to the U.S. defined benefit pension plan in 2008. There were no contributions made in 2007 or 2006. The Company expects to contribute $272 to the plan in 2009.
The benefits expected to be paid in each of the next five years and in the aggregate for the five years thereafter are shown in the following table:

Expected future payments for the year ending December 31:
2009	$640
2010	641
2011	640
2012	638
2013	637
2014 – 2018	3,190
(Continued)

WORTHINGTON ARMSTRONG VENTURE
Notes to Consolidated Financial Statements
December 31, 2008 and 2007
(Dollar amounts in thousands)
The expected benefits are based on the same assumptions used to measure the Company’s benefit obligation at December 31, 2008.
(10)	Income Taxes
The Company is a general partnership in the United States and, accordingly, generally, U.S. federal and state income taxes are the responsibility of the two general partners. Therefore, no income tax provision has been recorded on U.S. income. There are no significant differences between the statutory income tax rates in foreign countries where the Company operates and the income tax provision recorded in the income statements. No deferred taxes, including withholding taxes, have been provided on the unremitted earnings of foreign subsidiaries as the Company’s intention is to invest these earnings permanently.
Deferred tax balances recorded on the balance sheets relate primarily to depreciation, tax-deductible goodwill, and accrued expenses. In 2008, the provision for income tax expense (benefit) was $5,022 comprising $5,078 current and $(56) deferred. In 2007, the provision for income tax expense was $3,450 comprising $3,292 current and $158 deferred. In 2006, the provision for income tax expense (benefit) was $3,754 comprising $3,856 current and $(102) deferred.
(11)	Leases
The Company rents certain real estate and equipment. Several leases include options for renewal or purchase and contain clauses for payment of real estate taxes and insurance. In most cases, management expects that in the normal course of business, leases will be renewed or replaced by other leases. Rent expense during 2008, 2007, and 2006 amounted to $2,473, $2,470 and $2,337, respectively.
Future minimum payments by year and in the aggregate for operating leases having noncancelable lease terms in excess of one year are as follows:

Year:
2009	$2,715
2010	2,506
2011	2,401
2012	1,942
2013	1,852
2014 Thereafter	2,611

Total	$14,027

(Continued)

WORTHINGTON ARMSTRONG VENTURE
Notes to Consolidated Financial Statements
December 31, 2008 and 2007
(Dollar amounts in thousands)
(12)	Accumulated Other Comprehensive Income

The balances for accumulated other comprehensive income are as follows:

	2008	2007

Foreign currency translation	$4,330	8,588
Pension plan	(4,373)	(2,156)

Total accumulated other comprehensive income (loss)	$(43)	6,432

(13)	Related Parties

Armstrong provides certain selling, promotional, and administrative processing services to the Company for which it receives reimbursement. Armstrong purchases grid products from the Company, which are then resold along with Armstrong inventory to the customer.

	2008	2007	2006

Services provided by Armstrong	$16,143	14,961	13,706
Sales to Armstrong	98,002	87,660	75,854
No amounts were owed to Armstrong as of December 31, 2008 or 2007. Armstrong owed the Company $2,797 and $5,846 for purchases of product for the same periods, respectively, which are included in accounts receivable.
Worthington provides certain administrative processing services, steel processing services, and insurance-related coverages to the Company for which it receives reimbursement.

	2008	2007	2006

Administrative services by Worthington	$474	436	23
Insurance-related coverage net premiums (refunds) by Worthington	(276)	272	683
Steel processing services by Worthington	2,215	2,076	3,646
The Company owed $294 and $438 to Worthington as of December 31, 2008 and 2007, respectively, which are included in accounts payable.
(14)	Legal Proceedings

The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company’s consolidated financial position, results of operations, or liquidity.